EXHIBIT 99.2

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23    A Publicly Listed Company         NIRE - 35300010230




                        MEETING OF THE BOARD OF DIRECTORS
                               OF NOVEMBER 8 2004
                               ------------------




              The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. on November 8 2004, at 4.30 p.m., met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, and unanimously decided to approve the OPERATING RULES FOR THE TRADING OF OWN SHARES AS TREASURY STOCK, pursuant to the terms of the Committee for Negotiating the Company's Securities.

              There being no other items on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, November 8 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - - Directors.




                                                ALFREDO EGYDIO SETUBAL
                                              Investor Relations Officer

                       Banco Itau Holding Financeira S.A.

         OPERATING RULES FOR THE TRADING OF OWN SHARES AS TREASURY STOCK

1.  GENERAL PRINCIPLES

    1.1. The following Operating Rules for the Trading of Banco Itau Holding Financeira S.A.("COMPANY") shares as Treasury Stock ("RULES") apply to shares issued by the COMPANY and owned by the public ("SHARES") and establish the rules to be observed by the COMPANY when acquiring SHARES on the spot or option markets for maintenance as treasury stock, cancellation or sale. The purpose is to assure all interested parties and the market in general the COMPANY's commitment to the highest standards of corporate governance, transparency and good faith when entering into such transactions.

    1.2. All approvals and/or alterations to these RULES need to be approved by the COMPANY's Board of Directors.

    1.3. The COMPANY's Trading Committee is responsible for the overall management and monitoring of these RULES as well as the presentation of amendments to these RULES to be approved by the Board of Directors of the COMPANY.


2.  GENERAL CONDITIONS FOR TRADING THE SHARES

    2.1. OPERATING PROCEDURES FOR THE COMPANY TO TRADE THE SHARES

         2.1.1.  The COMPANY shall always trade in standard lots of SHARES.

         2.1.2. The daily volume of SHARES negotiated by the COMPANY is not to exceed 25% (twenty five per cent) of the average daily trading volume of the SHARES on stock exchanges for the 20 (twenty) trading sessions preceding the date of the respective purchase/sell offer of SHARES or execution of the purchase/sell offer of SHARES by the COMPANY.

                 2.1.2.1. The daily average should include SHARES traded volumes on the 03 (three) Stock Exchanges on which the SHARES are traded: (i) BOVESPA - The Sao Paulo (Brazil) Stock Exchange, (ii) NYSE - The New York
                           (USA) Stock Exchange, and (iii) The Buenos Aires ( Argentina) Stock Exchange.

                 2.1.2.2. In the event of any crisis or economic conditions causing high volatility of share prices and/or lack of market liquidity, the daily trading volume may be as high as 100% (one hundred per cent) of the average daily trading volumes referred to in sub-item "2.1.2" above, provided that the COMPANY complies with the limit of maintaining no more than 10% (ten per cent) of each class of the SHARES as Treasury stock.

         2.1.3. The COMPANY shall monthly deliver to the CVM - Comissao de Valores Mobiliarios, to the SEC - U.S. Securities and Exchange Commission, to BOVESPA - The Sao Paulo Stock Exchange, to the NYSE - The New York Stock Exchange, to the Buenos Aires Stock Exchange and to the entities of the over-the-counter market on which the SHARES may be traded a report giving the volumes traded and the minimum, average and maximum prices paid by the COMPANY when trading the SHARES in the stock exchanges.

         2.1.4. The COMPANY shall not trade the SHARES (i) neither during the first 30 (thirty) minutes (ii) nor during the final 10 (ten) minutes of any trading session of BOVESPA - The Sao Paulo Stock Exchange, the market on which the SHARES are most heavily traded.

                 2.1.4.1. The restriction referred to in sub-item "2.1.4" applies to any market where the shares are traded.

                 2.1.4.2. The price at which the COMPANY negotiates the SHARES shall not exceed the highest price effectively paid by the market on the day the COMPANY trades the SHARES, as registered under the respective trading system.

    2.2. PRINCIPLE OF PRIORITY TO ADMINISTRATORS

         2.2.1. Simultaneous execution of opposite buy and/or sell orders received from any COMPANY administrator - or any of the administrators of any affiliated, controlled or controlling companies of the COMPANY - and the COMPANY itself shall not be permitted, and priority shall be given to trading orders from the above-mentioned administrators until such time as they are effectively executed.

         2.2.2. In the event the trading orders of buy and/or sell are equivalent, i.e., in the same direction, between the COMPANY and any of its administrators - or any of the administrators of any affiliated, controlled or controlling companies of the COMPANY - simultaneous trading may occur.

         2.2.3. The COMPANY shall not trade the SHARES in any securities exchange market on the exercise date of call and/or put options on preferred SHARES owned by any COMPANY administrator - or any of the administrators of any affiliated, controlled or controlling companies of the COMPANY - in the context of the COMPANY's stock option programs approved by the COMPANY's General Meetings in favor of such administrators.

    2.3. INTERMEDIATION AND BROKERAGE

         2.3.1 The COMPANY shall trade the shares by means of Itau Corretora de Valores S.A.

                 2.3.1.1. In case it is necessary, Itau Corretora de Valores S.A. shall hire services of broker agents in foreign countries in order to execute trading orders for settlement in overseas stock exchanges.

    2.4. AUCTIONS HELD IN BOVESPA

         2.4.1. Items "2.1", "2.2" and "2.3" do not apply to the trading of shares in BOVESPA - The Sao Paulo Stock Exchange in any high volume auction (as provided for by specific CVM rulings and in the "The Sao Paulo Stock Exchange Operating Procedures Manual", Chapter IV).

                 2.4.1.1. In the event that the broker agent hired by the offering party of the auction referred to in item "2.4.1." is the same as the broker agent mentioned in item "2.3.1" and the COMPANY being the counterparty, the relevant notice of auction must have been divulged to the stock exchanges no longer than 24 (twenty four) or 48 (forty eight) hours (according to the volume of SHARES being offered) prior to the relevant trade execution.

3.  PROHIBITION ON TRADING

    3.1. The trades under these RULES are forbidden:

         3.1.1. while the COMPANY has not disclosed any material information or event;

         3.1.2. during the period beginning fifteen days prior to the release of COMPANY's quarterly interim financial statements (ITR) or annual financial statements (DFP and IAN) until the day of the release of any of such financial statements or the day such financial statements are published and able to be examined by any of the shareholders;

         3.1.3. during the period between the decision made by the relevant corporate entity to increase the COMPANY's corporate capital, distribute dividends, pay stock bonuses or its derivatives or approve a share split, and the publication of the respective notices or announcements;

         3.1.4. in the event that any agreement or contract has been entered into for the purpose of the direct or indirect transfer of the controlling stake of the COMPANY, or if any option or mandate for the same purpose has been granted, or if there exists any intention to achieve any take over, partial or total spin-off, merger or corporate transformation or reorganization, for as long as any of such transactions have not been made public by means of an announcement of material information or event;

         3.1.5. while such transactions are subject to the black out period referred to in sub-item "3.2.1" of the COMPANY's Securities Trading Policy;

         3.1.6. when such transactions would lead to a reduction in the COMPANY's corporate capital and/or involve the use of resources exceeding the retained income balance or corporate retained reserves available with the exception of the Legal Reserve, according to the COMPANY's most recent balance sheet;

         3.1.7. if such transactions are capable of creating artificial demand, offer or price conditions for the SHARES or involve inequitable practices;

         3.1.8. when a public offer for the acquisition of SHARES is in process;

         3.1.9. if the quantity of shares issued by the COMPANY and held as treasury stock by the COMPANY exceeds 10% (ten per cent) of each class of SHARES, meaning preferred and/or common shares, which the COMPANY would be in a position to acquire, either by exercising put or call options of SHARES, with the exception of the reimbursed or forfeited SHARES;

         3.1.10. if such transactions are not executed in any of the following stock exchanges: (i) BOVESPA - The Sao Paulo Stock Exchange;
                 (ii) NYSE - The New York Stock Exchange; and/or (iii) The Buenos Aires Stock Exchange, with the exception of put and call options of SHARES referred to in ss.3 of Article 168 of Law 6,404/76, which may be traded privately;

         3.1.11. if the period for exercising the put and/or call option of the SHARES should exceed 365 (three hundred and sixty five) days from the date the option is contracted;

         3.1.12. if any put and/or call option of SHARES should be exercised on any other date than the relevant date of the maturity of such option

         3.1.13. if the call options of SHARES to be issued and the put options of SHARES TO BE acquired do not have Treasury SHARES as their underlying instrument during the exercise period of mentioned options, with the exception of the faculty referred to in ss.4 of Article 3 of CVM Instruction 390/03;

         3.1.14. if the SHARES to be traded by the COMPANY relate to a series of put or call options issued more than once for each maturity date; and

         3.1.15 if any such transactions into which the COMPANY may enter on the spot or the option markets are in the opposite direction to that indicated in the option transactions, during the period between the date such transaction is authorized and the exercise date of the option, with the exception of the situation provided for in ss.4 of Article 2 of CVM Instruction 390/3;

    3.2. The prohibitions established in these RULES do not apply to the acquisition of shares being held as treasury stock that have been privately acquired through the exercise of call options in the context of the COMPANY's STOCK OPTION PLANS.


4.  VIOLATIONS OF THE RULES

    4.1. Any failure to comply with these RULES shall subject: (i) the COMPANY to the sanctions established in the law and currently in force; and
         (ii) the persons directly or indirectly involved in the trading to which these RULES refer and who have been the cause of such failure to comply, whatever sanctions may be decided upon by the COMPANY's Trading Committee.


5.  VALIDITY OF THESE RULES

    5.1. These RULES have no fixed date for expiry.


                            _________________________